

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Riaan Davel
Chief Financial Officer
DRDGOLD LIMITED
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
South Africa

Re: DRDGOLD LIMITED
Form 20-F for the Fiscal Year ended June 30, 2022
Filed October 28, 2022
File No. 001-35387

Dear Riaan Davel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation